# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corp, CIK 0001866364
CUSIP: G9572D103
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, Florida (FL), 33716
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002061858

## Reporting persons
- Wang Anquan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 96,796,752; shared voting power 0; sole dispositive power 87,105,285; shared dispositive power 0; aggregate amount beneficially owned 96,796,752 (18.2% of the class)
  Comment: The reported amount includes (i) 200,000 Class A ordinary shares, (ii) 2,291,664 Class A ordinary shares held of record by Webull Partners Limited, (iii) 83,859,005 Class A ordinary shares issuable upon conversion of an equivalent number of Class B ordinary shares, (iv) 754,616 Class A ordinary shares issuable upon conversion of an equivalent number of Class B ordinary shares, which are issuable upon the settlement of 754,616 restricted share units that have vested and are scheduled to vest within 60 days of March 31, 2026, and (v) 9,691,467 Class A ordinary shares subject to the Proxy Agreement (as defined in Item 4 of this Schedule 13G).
  
  The percent of class is based on 447,959,660 outstanding Class A ordinary shares, as reported in the issuer's prospectus dated April 27, 2026, filed as part of Post-Effective Amendment No.2 on Form F-3 to Form F-1 filed with the SEC on April 16, 2026, as increased by (i) 83,859,005 Class A ordinary shares issuable upon conversion of 83,859,005 Class B ordinary shares beneficially owned by the Reporting Person and (ii) 754,616 Class A ordinary shares issuable upon conversion of an equivalent number of Class B ordinary shares, which are issuable upon the settlement of 754,616 restricted share units that have vested and are scheduled to vest within 60 days of March 31, 2026.

## Item 1. Issuer
Name of issuer: Webull Corp
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, FLORIDA, 33716.

## Item 2. Person Filing
Name of person filing: Wang Anquan
Address of principal business office or, if none, residence: Building 4, Fund Town, 188 Binjiang Road, Yuelu District, Changsha, Hunan, People's Republic of China
Citizenship: People's Republic of China

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The reported securities are directly held and beneficially owned as follows:

(i) 200,000 Class A ordinary shares are held of record by Water Castle Az Inc., whose voting power is fully retained by Pozijie Inc., which is wholly-owned by the Reporting Person;

(ii) 2,291,664 Class A ordinary shares are held of record by Webull Partners Limited, which is managed by a trust (the "Trust") for the benefit of certain employees, directors and officers of the issuer. The Reporting Person is the sole member of the advisory committee of the Trust;

(iii) 83,859,005 Class B ordinary shares are held of record by Water Castle Az Inc.;

(iv) 754,616 Class A ordinary shares issuable upon conversion of an equivalent number of Class B ordinary shares, which are issuable upon the settlement of 754,616 restricted share units granted to Water Castle Az Inc. that have vested and are scheduled to vest within 60 days of March 31, 2026; and

(v) The Reporting Person has voting control of 9,691,467 Class A ordinary shares subject to a proxy agreement, dated August 15, 2025, by and between the Reporting Person and certain shareholders of the issuer (the "Proxy Agreement"), which agreement provides the Reporting Person with voting rights for a portion of the covered shares in an amount for which the acquisition of voting rights (and beneficial ownership) would not exceed the two percent limitation set forth in Section 13(d)(6)(B) of the Exchange Act of 1934, as amended during any twelve-month period (calculated together with any other acquisitions of Class A ordinary shares by the Reporting Person during such period).

The filing of this Statement shall not be deemed an admission by the Reporting Person of beneficial ownership of any of the reported securities for purposes of Section 13(d) or Section 13(g) or for any other purpose.
Percent of class: 18.2%
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the issuer beneficially owned by such Reporting Person as of the filing date of this Schedule 13G and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the issuer beneficially owned by such Reporting Person as of the filing date of this Schedule 13G and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the issuer beneficially owned by such Reporting Person as of the filing date of this Schedule 13G and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the issuer beneficially owned by such Reporting Person as of the filing date of this Schedule 13G and is incorporated by reference.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Wang Anquan: /s/ Wang Anquan, Wang Anquan (04/28/2026)